82-34732

CHR. HANSEN

Group

04024808

RECEIVED

2004 MAY -4 P 12: 03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Announcement no. 15 in 2003/
April 29, 2004

TRANSLATION

SIX MONTH REPORT (Q2) 2003/04 FOR THE CHR. HANSEN GROUP

For the period September 1, 2003 - February 29, 2004 - unaudited

SUPPL

Chr. Hansen – Food Ingredients

- Revenue increased by 7% in local currencies. Overall, exchange rates fell by 6%, and in DKK-terms revenue amounted to DKK 1,626 million (2002/03: DKK 1,624 million)
- The EBITA margin was 11.0% (2002/03: 12.4%). EBITA amounted to DKK 179 million (2002/03: DKK 202 million)
- For the 2003/04 financial year, the forecast is retained at 5% organic growth. Assuming that exchange rates are 7-8% lower than in 2002/03, including an exchange rate of USD 1 = DKK 5.90, revenue is still forecast at DKK 3.3 billion and EBITA at approximately DKK 410 million

ALK-Abelló – Allergy Vaccines

- Revenue increased by 2% in local currencies. Overall, exchange rates fell by 2%, and in DKK-terms revenue amounted to DKK 563 million (2002/03: DKK 567 million)
- EBITA for the core business was DKK 120 million (2002/03: DKK 116 million)
- Pipeline costs amounted to DKK 96 million (2002/03: DKK 105 million)
- The results of the Phase IIb-III study of the tablet-based vaccine against grass pollen allergy were presented at an international allergy conference in April 2004. The application for registration is expected to be submitted within a few months
- ALK-Abelló expects to initiate tolerance studies of a tablet-based vaccine against house dust mite allergy
- ALK-Abelló's strategy is to handle through its own organization the registration, launch and marketing of tablet-based products in Europe, possibly in cooperation with regional partners. Furthermore, ALK-Abelló is continuing the efforts to identify a suitable partner for the markets outside Europe
- For the 2003/04 financial year, the forecast of organic growth in the core business is retained at 3%. The forecast of EBITA is retained at a loss of approximately DKK 100 million

PROCESSED

MAY 05 2004

THOMSON FINANCIAL

Chr. Hansen Group

- Revenue increased by 5% in local currencies and amounted to DKK 2,189 million (2002/03: DKK 2,191 million)
- Profit from ordinary activities before tax was DKK 109 million (2002/03: DKK 107 million)
- Net profit for the period attributable to Chr. Hansen Holding A/S was DKK 27 million (2002/03: DKK -1 million)
- For the 2003/04 financial year, profit from ordinary activities before tax is still forecast at DKK 115-145 million, assuming a USD exchange rate of USD 1 = DKK 5.90

dw 5/5

Operating and financial review
for the six months to February 29, 2004
Chr. Hansen – Ingredients Sector

Income statement, September 1 – February 29

Q2 02/03	%	**Q2 03/04**	%	DKKm	**YTD 03/04**	%	YTD 02/03	%
757	*100*	**790**	*100*	**Revenue**	**1,626**	*100*	1,624	*100*
(462)	*61*	**(483)**	*61*	Cost of sales	**(982)**	*60*	(979)	*60*
295	*39*	**307**	*39*	**Gross profit**	**644**	*40*	645	*40*
(57)	*8*	**(59)**	*8*	Research and development costs	**(117)**	*7*	(114)	*7*
(163)	*21*	**(175)**	*22*	Sales, marketing and administrative expenses	**(348)**	*22*	(329)	*21*
75	*10*	**73**	*9*	**Operating profit before amortization of goodwill (EBITA)**	**179**	*11*	202	*12*
(15)	*2*	**(15)**	*2*	Amortization of goodwill	**(31)**	*2*	(32)	*2*
60	*8*	**58**	*7*	**Operating profit (EBIT)**	**148**	*9*	170	*10*

59	*8*	**58**	*7*	Depreciation and goodwill amortization charged to the income statement	**117**	*7*	119	*7*
119	*16*	**116**	*14*	**Operating profit before depreciation and amortization (EBITDA)**	**265**	*16*	289	*17*

Revenue

DKKm	**YTD 03/04**	YTD 02/03
North America	**578**	628
Europe, South America & Asia	**1,048**	996
Ingredients	**1,626**	1,624

Revenue. Organic sales growth for the period was 7%, composed of 6% in Europe, South America and Asia/Pacific/Middle East and 8% in North America.

In the second quarter, organic sales growth was 11%, composed of 11% in Europe, South America and Asia/Pacific/Middle East and 11% in North America.

As exchange rates, especially of USD and USD-related currencies, fell by a total of 6%, revenue amounted to DKK 1,626 million (2002/03: DKK 1,624 million).

For cultures, the significant improvement in organic growth continued, partly driven by developments in the dairy industry and in Human Health cultures. Sales of pharma products also grew significantly, especially in North America.

Sales growth was achieved in what continues to be a low growth market. In other words, market shares were won during the period as a result of broader marketing efforts that included the opening of a number of sales offices.



Geografical distribution - Organic growth per quarter
%
15
10
5
0
-5
-10
-15
Q2 00/01
Q3 00/01
Q4 00/01
Q1 01/02
Q2 01/02
Q3 01/02
Q4 01/02
Q1 02/03
Q2 02/03
Q3 02/03
Q4 02/03
Q1 03/04
Q2 03/04
Europe, South America & Asia
North America
Global

Europe
Revenue in Europe was DKK 793 million (2002/03: DKK 746 million). Organic growth was 7% (Q2: 11%), while falling exchange rates reduced revenue by 1%.

Performance in the region continued to be characterized by satisfactory growth rates in Russia, France, Spain and Italy. Sales in Poland and Ger-

many were lower than expected owing to recession.

Sales of cultures and Human Health products continued to show very good growth, and sales of colours and flavours also increased.

In order to strengthen efforts in this region, a wholly owned subsidiary was established in the Ukraine.

North America
Revenue in North America showed a satisfactory 8% growth rate in local-currency terms. However, owing to a total fall in the USD exchange rate of 15%, revenue fell in DKK-terms to DKK 578 million (2002/03: DKK 628 million).

Sales of cultures for the dairy industry continued the positive trend, resulting in rising market shares.

Within colours, revenue remained at the same level as last year due to a sharp increase in competition. Sales of Animal Health products were still unsatisfactory, owing to unfavourable market conditions for the US agricultural sector.

Sales of flavours for the meat industry continued to grow, and sales of Human Health products also showed satisfactory performance.

In the first half of the year, the new plant in Stoughton, WI, for the production of excipients for the pharmaceutical industry, was put into operation. Start-up difficulties, production problems and cost overruns at the plant have led to changes in the production management team in North America.

South America
Revenue in South America fell by 6% from DKK 115 million to DKK 108 million, corresponding to 3% negative organic growth (Q2: 0%).

The major economic problems in Brazil and Argentina continued to affect sales in the region. This reduced buying power and consequently had an adverse impact on the production of industrially produced food products.

In this difficult situation, the main focus has been on securing profitability rather than revenue, which was only partially achieved, however. The performance in South America continued to fall short of expectations.

Currently, a wholly owned subsidiary is in the process of being established in Colombia in order to strengthen sales efforts.

Asia/Pacific/Middle East
Revenue increased by 9% to DKK 147 million (2002/03: DKK 135 million). Organic growth was 7% (Q2: 11%), while exchange rates increased revenue by 2%.

Sales of rennet, cultures and natural colours continued to increase in almost all markets of the region. In particular, performance in Australia, New Zealand and China was satisfactory, while sales in Korea and Japan were lower than last year.

With a view to further strengthening Chr. Hansen's position in this region, sales offices and application centers were established in several emerging markets in the first half of the year.

The gross margin remained unchanged at 40%.

Capacity costs increased by 5% to DKK 465 million (2002/03: DKK 443 million) as a result of, among other things, the increased allocation of resources in Eastern Europe, the Middle East, Asia and Central America. R&D costs amounted to 7.2% of revenue.

Operating profit before amortization of goodwill (EBITA) was DKK 179 million (2002/03: DKK 202 million). Despite the unchanged gross margin, the EBITA margin fell 140 basis points (b.p.) from 12.4% to 11.0%. The fall was composed as follows:

- Exchange rates — 80 b.p.
- Increased sales and marketing activities — 60 b.p.

EBITA

DKKm	**YTD 03/04**	YTD 02/03
North America	**30**	46
EBITA % of sales	*5.2%*	*7.3%*
Europe, South America & Asia	**149**	156
EBITA % of sales	*14.2%*	*15.7%*
Ingredients	**179**	202
EBITA % of sales	*11.0%*	*12.4%*

The DKK 16 million fall in EBITA in North America was caused partly by the weaker USD exchange rate, partly by the above-mentioned production start-up difficulties in the USA.

Amortization of goodwill was down DKK 1 million to DKK 31 million as a result of falling exchange rates.

Operating profit (EBIT) was DKK 148 million (2002/03: DKK 170 million).

Balance sheet
Invested capital fell by DKK 45 million from DKK 3,197 million at the end of 2002/03 to DKK 3,152 million at the end of the first half of 2003/04.

The free sector cash flow before financial items was an inflow of DKK 87 million (2002/03: DKK 158 million). The free sector cash flow was adversely affected by larger inventories of certain seasonal raw materials and by larger investments compared to last year.

Sector cash flow before financial items

DKKm	**YTD 03/04**	YTD 02/03
Operating profit	**148**	170
Depreciation, amortization and impairment	**117**	119
Change in working capital, adjustments etc.	**(41)**	(24)
Sector cash flow from operating activities	**224**	265
Gross investments*)	**(137)**	(107)
Free cash flow before financial items	**87**	158

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Outlook for 2003/04

The target for the 2003/04 financial year is retained at 5% organic sales growth, and revenue is forecast at DKK 3.3 billion (2002/03: DKK 3.4 billion), assuming exchange rates that are 7-8% lower than in 2002/03 (including a USD exchange rate of USD 1 = DKK 5.90).

The EBITA forecast is retained at approximately DKK 410 million (2002/03: DKK 435 million).

The results are sensitive to exchange rate fluctuations, and a 1% change in the average exchange rate would, everything else being equal, change EBITA by approximately 2%.

Operating and financial review for the six months to February 29, 2004 ALK-Abelló – Allergy Sector

Income statement, September 1 - February 29

Q2 02/03	%	**Q2 03/04**	%	DKKm	**YTD 03/04**	%	YTD 02/03	%
247	*100*	**249**	*100*	**Revenue**	**563**	*100*	567	*100*
(97)	*39*	**(89)**	*36*	Cost of sales	**(195)**	*35*	(210)	*37*
150	*61*	**160**	*64*	**Gross profit**	**368**	*65*	357	*63*
(75)	*30*	**(53)**	*21*	Research and development costs	**(117)**	*21*	(144)	*25*
(99)	*40*	**(114)**	*46*	Sales, marketing and administrative expenses	**(227)**	*40*	(202)	*36*
(24)	*(9)*	**(7)**	*(3)*	**Operating profit before amortization of goodwill (EBITA)**	**24**	*4*	11	*2*
(1)	-	-	-	Amortization of goodwill	**(1)**	-	(1)	-
(25)	*(9)*	**(7)**	*(3)*	**Operating profit (EBIT)**	**23**	*4*	10	*2*

11	*5*	**12**	*5*	Depreciation and goodwill amortization charged to the income statement	**24**	*4*	22	*4*
(14)	*(4)*	**5**	*2*	**Operating profit before depreciation and amortization (EBITDA)**	**47**	*8*	32	*6*

New SLIT concept in southern Europe
ALK-Abelló's new product line SLITone (**s**ub**l**ingual **i**mmuno**t**herapy) was well received by doctors and patients in the 'named patient' markets of central and southern Europe. The launch went according to plan.

Pricing situation in Germany
The German parliament decided to increase the mandatory discount, which was introduced on January 1, 2003, from 6% to 16% of the selling price as of January 1, 2004. The decision is expected to reduce EBITA by DKK 25 million in the 2003/04 financial year compared to 2002/03.

Collaboration with Maxygen ended
Since February 2001 ALK-Abelló has collaborated with the American company Maxygen, Inc. concerning the development of recombinant allergens for use in future allergy vaccines.

The collaboration agreement expired under its own terms on February 7, 2004. ALK-Abelló will continue its research concerning recombinant allergens without use of Maxygen, Inc.'s technology.

Vaccine against house dust mite allergy approved for marketing in China
In March 2004, the Chinese health authorities approved an application for the registration of ALK-Abelló's subcutaneous vaccine against house dust mite allergy, Alutard® SQ *house dust mite.* The approval makes it possible for ALK-Abelló to offer the vaccine on the Chinese market.

In connection with the registration of the vaccine, ALK-Abelló entered into a local distribution agreement with Vital BioTech, a company listed in Hong Kong and operating in Australia and China. Initially, treatment will be offered at hospital allergy clinics in selected, larger cities in China.

New recommended maintenance dose of Alutard® SQ 225 *Phleum pratense*
Since ALK-Abelló, in the autumn of 2003, introduced stricter treatment guidelines for Alutard® SQ 225 *Phleum pratense* by, among other things, tightening the product information/insert, the company has registered a fall in the frequency of adverse events related to the vaccine in question.

However, ALK-Abelló still considered the frequency of adverse events related to this one vaccine to be too high compared to the company's other allergy vaccines.

At the end of March, therefore, ALK-Abelló decided to reduce the recommended maintenance dose of Alutard® SQ 225 *Phleum pratense* from 100,000 to 10,000 SQ-units. The decision was coordinated with the Danish Medicines Agency.

The world's largest clinical study of subcutaneous allergy vaccination to date documented that the lower dose of 10,000 SQ-units also has a significant effect and at the same time a considerably lower frequency of adverse events.

Alutard® SQ 225 *Phleum pratense* is sold primarily in Denmark, Sweden, Norway and Finland, and sales contribute approximately 1% of ALK-Abelló's revenue.

Tablet against grass pollen allergy
At the Symposium of Specific Allergy 2004 held in London on April 22-24, ALK-Abelló presented the main conclusions of the recently completed clinical study of the company's tablet-based vaccine against grass pollen allergy.

The study established clinical proof of concept demonstrating dose-dependent results. Specifically in the high-dose treated patients who began treatment eight weeks prior to the pollen season, the grass allergy tablet achieved statistically significant reductions in both allergy symptoms and in the use of traditional symptom relieving allergy medication in the range of 20-30%. In addition, the high-dose treated patients also obtained significantly improved quality of life compared to patients treated with placebo. The treatment was well-tolerated and suitable for home treatment.
The positive results of the study were obtained in a broadly defined population of allergy patients, comprising both mild and severe allergy cases. The results therefore open a possibility for even more patients to benefit from allergy vaccination in future.

In addition, recently concluded analyses of blood samples obtained from patients in the study document that the tablet-based vaccine against grass pollen allergy induces a significant dose-dependent immunological effect. This is of decisive importance as allergy vaccination targets the immunological cause of the allergy and not only the allergy symptoms. Hence, the blood sample analyses show an effect on the immune system as also seen in the case of the subcutaneous vaccines.

The results of the study will be presented in detail in a future scientific publication.

The positive clinical results support expectations for the tablet-based vaccine against grass pollen allergy. On this basis, ALK-Abelló plans to submit an application for registration in the summer of 2004. To support the application and subsequent launch, supplementary clinical studies of the tablet against grass pollen allergy will be carried out in 2004 and 2005.

Tablet against house dust mite allergy
ALK-Abelló expects to initiate tolerance studies of a tablet-based vaccine against house dust mite allergy in the 2004/05 financial year.

Business strategy
ALK-Abelló's strategy is to build a sustainable business area within tablet-based vaccines by handling through its own organization the registration, launch and marketing of these products in Europe. To this end, ALK-Abelló plans to expand its existing sales force and possibly to enter into agreements with relevant regional partners.

In Europe, the tablet-based vaccine against grass pollen allergy will initially target the approximately 7 to 10 million people diagnosed with grass pollen allergy who are being treated by allergy specialists. House dust mite allergy is almost as frequent as grass pollen allergy. Today, only 3-6% of these allergy patients are treated with traditional subcutaneous allergy vaccination.

Based on market analyses, ALK-Abelló believes that tablet-based vaccines against grass pollen allergy and house dust mite allergy will cause the number of patients who are vaccinated to increase significantly.

In addition, ALK-Abelló will continue its efforts to identify a suitable business partner for the clinical development and launch of the tablet-based products outside Europe. Hence, ALK-Abelló has strengthened its in-house business development department with a view to looking into the possibilities for such an agreement.

Based on the planned clinical studies related to ALK-Abelló's pipeline, research and development costs for the coming years are expected to be at the same level as in the 2003/04 financial year.

ALK-Abelló forecasts sales growth in existing products during the coming years, leading to break-even at EBITA level as of the 2005/06 financial year assuming that the German authorities comply with their previously announced intention of revoking the temporary 10% price reduction effective December 31, 2004.

Independent listing
Chr. Hansen Holding believes that an appropriate timing for a potential independent listing of ALK-Abelló could be in connection with the approval by the authorities and the registration of the tablet-based vaccine against grass pollen allergy or in connection with ALK-Abelló entering into a partnership.

Revenue amounted to DKK 563 million (2002/03: DKK 567 million), corresponding to 2% organic growth. Exchange rates reduced revenue by 2%. The increase in the mandatory discount in Germany from 6% to 16% reduced revenue by 1%.

Organic growth in the second quarter was 3%, and revenue amounted to DKK 249 million (Q2 2002/03: DKK 246 million).

As a result of the imposed price reductions, revenue in Germany fell by 5% in the first half of the year.

Revenue in the Northern European region increased by 11% as a result of an increase in sales of both initial and maintenance treatments.

In the Southern European region, revenue was at the same level as last year as a result of increased sales in Spain and reduced sales in Italy.

Organic growth in the USA was 3% for the period. As a result of the negative development of the USD exchange rate, revenue in the USA fell by DKK 10 million.

Organic sales growth for allergy vaccines was 2%. In the second quarter organic growth in allergy vaccines was 3%.

EBITA

DKKm	**YTD 03/04**	YTD 02/03
Core business	**120**	116
EBITA % of sales	*21.3%*	*20.5%*
Pipeline	**(96)**	(105)
Allergy	**24**	11

Gross profit for the period was DKK 368 million, which is DKK 11 million higher than last year. The gross margin increased to 65% (2002/03: 63%).

Capacity costs amounted to DKK 344 million, which was at the 2002/03 level (before offset of DKK 15 million of income from Schering-Plough, recognized in the income statement in the second quarter of 2002/03).

Operating profit before amortization of goodwill (EBITA) was DKK 24 million (2002/03: DKK 11 million).

EBITA for the core business was DKK 120 million (2002/03: DKK 116 million).

Pipeline costs fell to DKK 96 million (2002/03: DKK 105 million). Income of DKK 15 million from Schering-Plough was offset against pipeline costs for 2002/03; adjusted for this income, pipeline costs were DKK 24 million lower than last year.

The pipeline costs primarily include R&D costs and certain other pipeline-related capacity costs.

Amortization of goodwill amounted to DKK 1 million.

Operating profit (EBIT) was DKK 23 million (2002/03: DKK 10 million).

The free sector cash flow before financial items fell by DKK 27 million relative to last year to an inflow of DKK 11 million (2002/03: DKK 38 million).

Gross investments totalled DKK 36 million (2002/03: DKK 28 million).

Sector cash flow before financial items

DKKm	**YTD 03/04**	YTD 02/03
Operating profit	**23**	10
Depreciation, amortization and impairment	**24**	22
Change in working capital, adjustments etc.	**-**	34
Sector cash flow from operating activities	**47**	66
Gross investments*)	**(36)**	(28)
Free cash flow before financial items	**11**	38

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Outlook for 2003/04

For the 2003/04 financial year, organic growth in **core business** revenue is still forecast at approximately 3% after recognition of the effect of the above-mentioned increase in the mandatory discount in Germany.

EBITA for the **core business** is now estimated to be slightly below the 2002/03 level, as a result of the price discount in Germany and the consequences of the recommended lower maintenance dose of Alutard® SQ 225 *Phleum pratense*.

The **pipeline costs** are now expected to be below the 2002/03 level as a result of major clinical studies having been completed.

As a result, the forecast of EBITA for ALK-Abelló is retained at a loss of approximately DKK 100 million, which is in line with the previously reported forecast.

Operating and financial review for the six months to February 29, 2004 Chr. Hansen Group

Accounting policies
The accounting policies are unchanged from the annual report for 2002/03.

Income statement
The operating profit has been reviewed above for each segment.

Operating profit (EBIT)

DKKm	
Chr. Hansen	148
ALK-Abelló	23
Holding/eliminations	-
Chr. Hansen Group	171

Net financial expenses totalled DKK 62 million (2002/03: DKK 68 million).

Profit from ordinary activities before tax amounted to DKK 109 million (2002/03: DKK 107 million).

Tax calculated on the profit from ordinary activities for the period was DKK 61 million, equivalent to 56% of profit from ordinary activities before tax (2002/03: 43%). The difference is primarily attributable to favourable tax rules in Italy and favourable regulations pertaining to prior years, which impacted last year's tax. The reason for the continuing relatively high tax rate is that a significant part of goodwill amortization is not tax deductible, and that a relatively large proportion of the Group's earnings derives from countries with a high tax rate.

The Chr. Hansen Group's net profit including minority interests was DKK 48 million (2002/03: DKK 21 million), and net profit attributable to Chr. Hansen Holding A/S was DKK 27 million (2002/03: DKK -1 million).

Earnings per share (EPS) amounted to DKK 2.7 (2002/03: DKK 3.9).

Balance sheet
The invested capital fell by DKK 114 million from DKK 4,170 million at the end of 2002/03 to DKK 4,056 million at the end of the first half of 2003/04.

Equity stood at DKK 1,845 million, equivalent to 36% of total assets.

Net interest-bearing debt was reduced by DKK 62 million from DKK 2,297 million at the end of 2002/03 to DKK 2,235 million at the end of the first half of 2003/04.

The movements in equity are shown in the table below:

DKKm	
Net profit for the period	27
Dividend	-
Exchange rate adjustments	(91)
Hedges of future transactions	(2)
Total decrease in equity	(66)

Cash flow DKKm	**YTD 03/04**	YTD 02/03
Operating profit	**171**	175
Depreciation, amortization and impairment	**149**	149
Change in working capital, adjustments, etc.	**(45)**	(4)
Interests and tax paid	**(129)**	(142)
Cash flow from operating activities	**146**	178
Investments	**(143)**	(121)
Free cash flow	**3**	57

Investments DKKm	**YTD 03/04**	YTD 02/03
Gross investments in:		
Chr. Hansen	**137**	107
ALK-Abelló	**36**	28
Gross investments, total	**173**	135
Disposals, etc.	**(30)**	(14)
Investments	**143**	121

The Chr. Hansen Group's outlook for 2003/04

Assumptions. Interest rates prevailing at the current levels and a USD exchange rate of USD 1 = DKK 5.90.

Revenue is forecast at approximately DKK 4.3 billion, equivalent to an organic growth rate of 4-5%.

Profit from ordinary activities before tax. The EBITA forecasts are commented on under each sector. EBIT for the Group (operating profit before interest and tax) is forecast at DKK 225-265 million. The forecast of Group profit from ordinary activities before tax is still DKK 115-145 million (2002/03: DKK 139 million).

Forward-looking statements

This report contains forward-looking statements, including forecasts of future revenue and operating profit. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause actual developments and results to differ materially from the expectations contained in this report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

This report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes, and in case of any discrepancy the Danish wording shall be applicable.

Financial calendar

July 5, 2004	Nine month report (Q3) 2003/04
Week 47, 2004	2003/04 financial results
December 13, 2004	Annual General Meeting

An analyst meeting will be held today at 2 p.m. at the corporate headquarters in Hørsholm, Denmark.

The meeting will be web cast in English at www.chr-hansen.com.

Announcements to the Copenhagen Stock Exchange since September 1, 2003

No. 1 Awarding of warrants to the Corporate Management *(9/1/03)*

No. 2 Financial calendar for the 2003/04 financial year for the Chr. Hansen Group and Chr. Hansen Holding A/S *(9/30/03)*

No. 3 The Chr. Hansen Group increases profit forecast for 2002/03 financial year *(10/29/03)*

No. 4 Release date of announcement of 2002/03 financial results for the Chr. Hansen Group and meeting of analysts *(11/7/03)*

No. 5 Announcement of 2002/03 financial results for the Chr. Hansen Group and Chr. Hansen Holding A/S *(11/18/03)*

No. 6 Mr. Sven Dyrløv Madsen, chairman of the board of directors of Chr. Hansen Holding A/S, has passed away *(11/27/03)*

No. 7 Notice of Annual General Meeting *(11/28/03)*

No. 8 ALK-Abelló establishes clinical proof of concept for tablet against grass pollen allergy and reacquires full rights to grass allergy tablet from Schering-Plough *(12/16/03)*

No. 9 Report on the Annual General Meeting of Chr. Hansen Holding A/S held on December 17, 2003 *(12/17/03)*

No. 10 Release date of three month report (Q1) 2003/04 for the Chr. Hansen Group and meeting of analysts *(1/26/04)*

No. 11 Three month report (Q1) 2003/04 for the Chr. Hansen Group *(1/28/04)*

No. 12 ALK-Abelló recommends reduced dose of subcutaneous vaccine against grass pollen allergy *(3/24/04)*

No. 13 Release date of six month report (Q2) 2003/04 for the Chr. Hansen Group and meeting of analysts *(4/20/04)*

No. 14 ALK-Abelló presents significantly positive results of clinical study of tablet against grass pollen allergy *(4/25/2004)*

Hørsholm, April 29, 2004
CHR. HANSEN HOLDING A/S

Jørgen Worning Chairman	Erik Sørensen President and CEO

KEY FIGURES
FOR THE CHR. HANSEN GROUP

DKKm	**Fully diluted key figures 2003/04**	**YTD 2003/04**	YTD 2002/03	Aug 31, 2003
Income statement				
Revenue		**2,189**	2,191	
Operating profit before amortization of goodwill (EBITA)		**203**	209	
Operating profit (EBIT)		**171**	175	
Net financial items		**(62)**	(68)	
Profit from ordinary activities before tax		**109**	107	
Net profit/(loss) for the period		**27**	(1)	
Operating profit before depreciation and amortization (EBITDA)		**320**	324	
Average number of employees		**3,634**	3,503	
Balance sheet				
Total assets		**5,189**	5,345	5,236
Invested capital		**4,056**	4,076	4,170
Net interest-bearing debt		**2,235**	2,210	2,297
Equity	**1,861**	**1,845**	1,887	1,911
Cash flow and investments				
Depreciation and amortization		**149**	149	
of which amortization of goodwill		***32***	*34*	
Cash flow from operating activities		**146**	178	
Cash flow from investing activities		**(143)**	(121)	
Free cash flow		**3**	57	
Information on shares				
Dividend pay-out ratio		**20**	20	20
Share capital		**101**	101	101
Shares in thousands of DKK 10 each	**10,258**	**10,128**	10,128	10,128
Key figures				
Operating margin before amortization of goodwill (EBITA)		**9.3**	9.5	7.8
Operating margin (EBIT)		**7.8**	8.0	6.2
Equity ratio	**35.9**	**35.6**	35.3	36.5
Earnings per share before amortization of goodwill (EPSAA) - DKK	**5.8**	**5.8**	7.2	11.5
Earnings per share (EPS) - DKK	**2.6**	**2.7**	3.9	4.9
Cash flow per share (CFPS) - DKK	**12.3**	**12.5**	15.4	23.8
Share price/Net asset value	**181.5**	**182.2**	186.3	188.7
Growth				
Revenue		**2,189**	2,191	
Growth in %		**-**	*(8)*	
The growth is composed as follows:				
Organic growth		**5**	2	
Exchange differences		**(5)**	(10)	
Acquisitions		**-**	-	

Definitions: see page 18

Income Statement, September 1 - February 29

Chr. Hansen Group

Q2 2002/03	**Q2 2003/04**	Note	DKKm	**YTD 2003/04**	YTD 2002/03
1,004	**1,039**	1	**Revenue**	**2,189**	2,191
554	**570**		Cost of sales	**1,171**	1,182
450	**469**		**Gross profit**	**1,018**	1,009
125	**106**		Research and development costs	**223**	246
176	**181**		Sales and marketing expenses	**369**	360
92	**114**		Administrative expenses	**217**	209
11	**3**		Other operating income	**3**	34
19	**7**		Other operating expenses	**9**	19
49	**64**		**Operating profit before amortization of goodwill**	**203**	209
16	**15**		Amortization of goodwill	**32**	34
33	**49**		**Operating profit**	**171**	175
1	**7**		Interest income and other financial income	**8**	4
36	**37**		Interest expenses and other financial expenses	**70**	72
(2)	**19**		**Profit from ordinary activities before tax**	**109**	107
3	**27**		Tax on profit from ordinary activities	**61**	46
1	**(8)**		**Profit from ordinary activities after tax**	**48**	61
40	**-**	2	Extraordinary costs after tax	**-**	40
(39)	**(8)**		**Profit for the period including minority interests**	**48**	21
8	**8**		Minority shareholders' share of the profit of subsidiaries	**21**	22
(47)	**(16)**		**Net profit for the period**	**27**	1
			Earnings per share (EPS) - DKK	**2.7**	3.9

BALANCE SHEET AT FEBRUARY 29

	Chr. Hansen Group		
DKKm	**Feb 29, 2004**	Aug 31, 2003	Feb 28, 2003
Fixed assets			
Intangible assets			
Goodwill	**921**	1,000	1,039
Other intangible assets	**199**	216	227
	1,120	1,216	1,266
Property, plant and equipment			
Land and buildings	**1,095**	1,126	1,100
Plant and machinery	**556**	589	576
Other fixtures and equipment	**148**	148	141
Property, plant and equipment in progress	**206**	156	147
	2,005	2,019	1,964
Long-term financial assets			
Investments in associates	**-**	-	3
Securities and receivables	**10**	10	69
Deferred tax assets	**72**	85	14
	82	95	86
Total fixed assets	**3,207**	3,330	3,316
Current assets			
Inventories			
Raw materials and consumables	**215**	229	246
Work in progress	**233**	215	210
Manufactured goods and goods for resale	**483**	494	484
	931	938	940
Receivables			
Trade receivables	**660**	672	650
Income tax receivables	**67**	17	64
Other receivables	**61**	80	25
Prepayments	**36**	24	63
	824	793	802
Cash and cash equivalents	**227**	175	287
Total currents assets	**1,982**	1,906	2,029
Total assets	**5,189**	5,236	5,345

BALANCE SHEET AT FEBRUARY 29

DKKm	Note	Feb 29, 2004	Aug 31, 2003	Feb 28, 2003
		Chr. Hansen Group		
Equity				
Share capital	3	**101**	101	101
Hedges of future transactions		**(2)**	(1)	4
Other reserves		**1,726**	1,791	1,782
Proposed dividend		**20**	20	-
Total equity	**4**	**1,845**	1,911	1,887
Minority interests		**59**	40	60
Provisions				
Pensions and similar liabilities		**67**	74	68
Deferred tax		**47**	47	51
Other provisions		**62**	63	18
Total provisions		**176**	184	137
Debt				
Long-term debt				
Mortgage debt		**355**	364	377
Bank loans and financial loans		**1,730**	1,218	1,026
Other payables		**1**	1	-
		2,086	1,583	1,403
Short-term debt				
Mortgage debt and other long-term debt		**43**	44	67
Bank loans and financial loans		**343**	856	1,040
Trade payables		**248**	264	264
Income taxes		**64**	28	70
Other payables		**264**	278	367
Deferred income		**61**	48	50
		1,023	1,518	1,858
Total debt		**3,109**	3,101	3,261
Total equity and liabilities		**5,189**	5,236	5,345

CASH FLOW STATEMENT, SEPTEMBER 1 TO FEBRUARY 29

		Chr. Hansen Group	
DKKm	Note	**YTD 2003/04**	YTD 2002/03
Operating profit		**171**	175
Adjustments	A	**145**	151
Change in working capital	B	**(41)**	(6)
Interest income and other financial income received		**8**	5
Interest expenses and other financial expenses paid		**(75)**	(81)
Income taxes paid		**(62)**	(66)
Cash flow from operating activities		**146**	178
Additions - intangible assets		**(8)**	(8)
Additions - property, plant and equipment		**(165)**	(124)
Sale of property, plant and equipment		**30**	14
Change in other long-term financial assets		**-**	(3)
Cash flow from investing activities		**(143)**	(121)
Free cash flow		**3**	57
Dividend paid to Chr. Hansen Holding A/S' shareholders		**(20)**	(20)
Change in financial liabilities		**71**	32
Minority interests		**(1)**	-
Cash flow from financing activities		**50**	12
Net cash flow for the period		**53**	69
Cash and cash equivalents at beginning of period		**175**	223
Unrealized gain/(loss) on foreign currency carried as cash and cash equivalents		**(1)**	(5)
Net cash flow for the period		**53**	69
Cash and cash equivalents at end of period		**227**	287

A Adjustments		
Depreciation and amortization	**149**	149
Change in provisions	**(4)**	2
Total	**145**	151
B Change in working capital		
Inventories	**(30)**	(7)
Receivables	**(7)**	34
Trade payables	**(9)**	7
Other payables	**5**	(40)
Total	**(41)**	(6)

The cash flow statement has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet.

NOTES TO THE INCOME STATEMENT

	Chr. Hansen Group	
DKKm	**YTD 2003/04**	YTD 2002/03
1 Revenue		
Geographical segments		
Denmark	**29**	43
Europe (excl. Denmark)	**1,007**	1,191
North America	**585**	673
Other markets	**568**	284
Total	**2,189**	2,191
Sectors		
Ingredients Sector	**1,626**	1,624
Allergy Sector	**563**	567
Total	**2,189**	2,191

The geographical segment information above is based on customer location.

2 Extraordinary costs after tax		
Extraordinary costs	**-**	(60)
Tax of extraordinary costs	**-**	20
Total	**-**	(40)

EQUITY

DKKm	Feb 29, 2004	Aug 31, 2003	Feb 28, 2003
	Chr. Hansen Group		
3 Share capital			
Share capital at beginning of period	**101**	101	101
Share capital at end of period	**101**	101	101

Chr. Hansen Holding A/S holds
14,118 treasury shares

DKKm	Feb 29, 2004	Aug 31, 2003	Feb 28, 2003
4 Equity			
Change in equity for the period:			
Equity at beginning of period	**1,911**	1,977	1,977
Dividend paid	**-**	(20)	(20)
Net profit for the period	**27**	9	(1)
Foreign currency translation adjustments in foreign subsidiaries	**(91)**	(55)	(73)
Hedges of future transactions	**(2)**	-	4
Equity at end of period	**1,845**	1,911	1,887

SUPPLEMENTARY NOTES

Chr. Hansen Group

Segment information

DKKm	Ingredients 2003/04	Ingredients 2002/03	Allergy 2003/04	Allergy 2002/03	Holding/-eliminations 2003/04	Holding/-eliminations 2002/03	Chr. Hansen Group 2003/04	Chr. Hansen Group 2002/03
INCOME STATEMENT								
Revenue	**1,626**	1,624	**563**	567	**-**	-	**2,189**	2,191
Cost of sales	**(982)**	(979)	**(195)**	(210)	**6**	7	**(1,171)**	(1,182)
Gross profit	**644**	645	**368**	357	**6**	7	**1,018**	1,009
Research and development costs	**(117)**	(114)	**(117)**	(144)	**11**	12	**(223)**	(246)
Capacity costs, etc.	**(348)**	(329)	**(227)**	(202)	**(17)**	(23)	**(592)**	(554)
Operating profit/(loss) before amortization of goodwill (EBITA)	**179**	202	**24**	11	**-**	(4)	**203**	209
Amortization of goodwill	**(31)**	(32)	**(1)**	(1)	**-**	(1)	**(32)**	(34)
Operating profit/(loss) (EBIT)	**148**	170	**23**	10	**-**	(5)	**171**	175
Profit/(loss) from ordinary activities before tax	**111**	129	**11**	(2)	**(13)**	(20)	**109**	107
BALANCE SHEET								
Intangible assets	**1,005**	1,133	**115**	133	**-**	-	**1,120**	1,266
Property, plant and equipment	**1,361**	1,338	**259**	228	**385**	398	**2,005**	1,964
Long-term financial assets	**37**	31	**44**	47	**1**	8	**82**	86
Total fixed assets	**2,403**	2,502	**418**	408	**386**	406	**3,207**	3,316
Inventories	**649**	660	**282**	280	**-**	-	**931**	940
Receivables	**605**	607	**164**	183	**55**	12	**824**	802
Cash and cash equivalents	**64**	92	**159**	164	**4**	31	**227**	287
Total current assets	**1,318**	1,359	**605**	627	**59**	43	**1,982**	2,029
Total assets	**3,721**	3,861	**1,023**	1,035	**445**	449	**5,189**	5,345
Equity	**1,926**	1,856	**(241)**	33	**160**	(2)	**1,845**	1,887
Minority interests	**15**	13	**44**	47	**-**	-	**59**	60
Provisions	**55**	56	**45**	42	**76**	39	**176**	137
Long-term debt	**985**	525	**78**	90	**1,023**	788	**2,086**	1,403
Short-term debt	**740**	1,411	**1,097**	823	**(814)**	(376)	**1,023**	1,858
Total debt	**1,725**	1,936	**1,175**	913	**209**	412	**3,109**	3,261
Total equity and liabilities	**3,721**	3,861	**1,023**	1,035	**445**	449	**5,189**	5,345
INVESTMENTS								
Invested capital	**3,152**	3,177	**546**	557	**358**	342	**4,056**	4,076
Investments in fixed assets	**106**	87	**35**	24	**2**	10	**143**	121

GEOGRAPHICAL SEGMENTS*	Fixed assets 2004	Fixed assets 2003	Current assets 2004	Current assets 2003	Total assets 2004	Total assets 2003	Investments in fixed assets 2004	Investments in fixed assets 2003
Denmark	**1,971**	1,847	**927**	444	**2,898**	2,291	**41**	54
Europe (excl. Denmark)	**486**	546	**523**	944	**1,009**	1,490	**39**	49
North America	**682**	871	**362**	497	**1,044**	1,368	**54**	14
Other markets	**68**	52	**170**	144	**238**	196	**9**	4
Total	**3,207**	3,316	**1,982**	2,029	**5,189**	5,345	**143**	121

The geographical segment information above is based on location of assets.

*) Revenue is stated in note 1

Definitions

Invested capital	*Intangible assets, property, plant and equipment, inventories and receivables excluding provisions (deferred tax excluded), trade payables, other payables and minorities*
Operating margin before amortization of goodwill (EBITA)	*Operating profit before amortization of goodwill x 100/Revenue*
Operating margin (EBIT)	*Operating profit x 100/Revenue*
Earnings per share before amortization of goodwill (EPSAA)	*Net profit/(loss) for the period excluding extraordinary expenses and excluding amortization of goodwill/ Average number of shares*
Earnings per share (EPS)	*Net profit/(loss) for the period excluding extraordinary expenses/Average number of shares*
Cash flow per share (CFPS)	*Cash flow from operating activities excluding minority shareholders' shares/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Net asset value per share	*Equity at period-end/Number of shares at period-end*

EPS, CFPS, PE and fully diluted key figures are calculated in accordance with "Recommendations and Ratios 1997" issued by the Danish Association of Financial Analysts.

For the calculation of fully diluted key figures, the effect of warrants issued as at February 29, 2004, has been included in equity and in the number of shares, respectively.


Dedicated to Value Creation
CHR HAN
Co

ALK-Abelló establishes clinical proof of concept for tablet against grass pollen allergy

16-12-2003

and reacquires full rights to grass allergy tablet from Schering-Plough.

ALK-Abelló has established clinical proof of concept for the tablet based allergy vaccine against grass pollen allergy. This is the main preliminary conclusion drawn from the largest allergy vaccination study ever performed – a phase IIb-III clinical trial of the grass allergy tablet.

The phase IIb-III study was a multi-centre, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of the tablet.

The trial comprised 855 patients suffering from grass pollen induced allergic rhinitis (hay fever). It was carried out at 57 allergy clinics in Austria, Belgium, Canada, Denmark, Germany, Norway, Sweden and the United Kingdom.

Preliminary study conclusions
The study established clinical proof of concept demonstrating dose dependent results. Specifically in the high-dose treated patients beginning treatment eight weeks prior to the season, the grass allergy tablet achieved statistically significant reductions in both allergy symptoms and in the use of traditional symptom relieving allergy medication in the range of 20-30%.

Furthermore, the study confirmed that pre-seasonal treatment and specific allergy diagnosis are important for achieving optimal benefits.

The treatment was well tolerated with no reported serious adverse events and confirmed the safety conclusions drawn from earlier phase I-IIa studies.

The final conclusions will be presented at the Symposium of Specific Allergy (SOSA 2004) in London April 22-24.

Immunological effect
As opposed to traditional symptom relieving medication, subcutaneous allergy vaccination not only treats the allergy symptoms but targets the immunological cause of the allergy.

With the grass allergy tablet, ALK-Abelló has in recent phase I-IIa studies shown dose dependent immunological responses suggesting a similar mechanism of action. Final conclusion awaits analysis of blood samples from the phase IIb-III trial.

ALK-Abelló reacquires full rights to grass allergy tablet from Schering-Plough
The phase IIb-III trial of the grass allergy tablet was conducted in cooperation between ALK-Abelló and Schering-Plough through a collaboration entered into by the two companies in October 2002 in which Schering-Plough acquired an option to co-develop and co-promote this tablet and all other non injectable allergy products in ALK-Abelló's research pipeline.

After consultation between the two companies, ALK-Abelló has reacquired full rights to the grass

➪ Related infor



Intera report
Read it

Finans på dar
For at l nyhede her

SMS and e-mail sub:
Subscribe to Chr Hans mail or SMS...

Order publications
Click here to order our publications...



Webca
View th Group's six mo 2003/0

allergy tablet, as Schering-Plough has decided not to exercise its option agreement.

"I see it as an exiting opportunity for ALK-Abelló to bring to market an allergy tablet with documented proof of concept and clear benefits to allergy patients. Based on the preliminary study conclusions the role of allergy specialists will continue to be important for this type of treatment, although the tablet will also be useful for GP's," stated CEO of ALK-Abelló, Jens Bager.

Further development
Based on the results of the clinical studies, ALK-Abelló will continue the development of the grass allergy tablet along three complementary lines:

- In order to support and broaden the clinical documentation, ALK-Abelló will initiate supplemental clinical studies of the grass allergy tablet
- Following the results of the phase I-IIa studies and the phase IIb-III study, ALK-Abelló will evaluate the optimal time for submitting the application for marketing authorization in Europe
- Finally, ALK-Abelló will start the search for a new partner to assist in development, marketing and sales of tablet-based products primarily in the US and Japan. ALK-Abelló expects to serve most of the European market through a strengthening of ALK-Abelló's existing sales force and through agreements with relevant regional partners

ALK-Abelló's decision regarding registration will be communicated in the first quarter of the calendar year 2004.

Background
Allergy vaccination is a clinically documented efficacious treatment which considerably reduces or completely removes the patient's allergic symptoms and the need for traditional, symptom-relieving medication. Furthermore, the treatment has a longstanding effect after the treatment is discontinued. Today, allergy vaccination is primarily conducted by specialists in the form of regular subcutaneous injections.

"ALK-Abelló's most important research and development strategy is to transfer the treatment principle of allergy vaccination to fast dissolving sublingual tablets. The very user-friendly treatment form and the possibility for home treatment give the tablet-based allergy vaccine a potential to expand allergy vaccination to a much larger number of patients than today," stated CEO of the Chr. Hansen Group, Erik Sørensen.

---- o ----

An analyst meeting will be held later today, Tuesday, December 16, 2003, at 1:00 pm at the company's offices at Bøge Allé 10-12, Hørsholm.

Hørsholm, December 16, 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact:

Erik Sørensen, President & CEO, Chr. Hansen Holding A/S, phone (+45) 45 74 74 74
or Jens Bager, President & CEO, ALK-Abelló A/S, phone (+45) 45 74 74 45.


Dedicated to Value Creation
CHR HAN
Co

Report on the Annual General Meeting of Chr. Hansen Holding A/S held on December 17, 2003

17-12-2003

The AGM of Chr. Hansen Holding A/S today transacted the following business:

- Dividends of DKK 2.00 per share of DKK 10 were declared
- Mr. Nils Axelsen and Mr. Jørgen Worning were re-elected members of the Board of Directors, and Mr. Carsten Lønfeldt was elected new member of the Board of Directors
- Deloitte & Touche Statsautoriseret Revisionsaktieselskab and KPMG C. Jespersen Statsautoriseret Interessentselskab were re-elected as the company's auditors
- The company's Articles of Association were amended as proposed by the Board of Directors, including a new Article 2.8 authorizing the Board of Directors to issue warrants entitling to the subscription of new B shares, and a new Article 2.9 authorizing the Board of Directors to increase the nominal share capital in connection with the issue of warrants and to concurrently issue AA shares in order to retain the ratio between A and AA shares, on the one hand, and B shares, on the other hand
- the Board of Directors was authorized to acquire the company's own B shares with a nominal value of up 10% of the B share capital in the period until the next AGM at the market price prevailing at the time of acquisition subject to a deviation of up to 10%

For the Chr. Hansen Group, profit from ordinary activities before tax is still forecast at DKK 140-170 million for the 2003/04 financial year against DKK 139 million in 2002/03, despite the fact that the falling exchange rate of the USD increases the overall business uncertainty.

At the first Board meeting following the AGM, Mr. Jørgen Worning was elected Chairman of the Board, and Mr. Nils Axelsen was elected Vice Chairman of the Board.

Hørsholm, December 17, 2003
CHR. HANSEN HOLDING A/S

Jørgen Worning, Chairman

Erik Sørensen, President and CEO

For further information please contact Erik Sørensen, President and CEO,or José Moreno, Director, Investor Relations and M&A, phone +45 45 74 74 74.

Related infor



Intera report
Read it

Finans på dar
For at I nyhede her

SMS and e-mail sub:
Subscribe to Chr Hans mail or SMS...

Order publications
Click here to order our publications...



Webca
View th Group's financia 2002/0


Dedicated to Value Creation
CHR HAN
Co

Release date of three month report (Q1) 2003/04 for the Chr. Hansen Group and meeting of analysts

26-01-2004

The Chr. Hansen Group will release its three month report (Q1) 2003/04 on Wednesday January 28, 2004.

The company therefore invites analysts to a meeting with the Management on the same day at 3.00 p.m. at the company headquarters 10 - 12 Bøge Allé in Hørsholm. The meeting will be held in English and webcast live on our website, www.chr-hansen.com.

Please contact IR Coordinator Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com no later than January 28 in the morning, if you wish to participate.

Hørsholm, January 28, 2004

CHR. HANSEN HOLDING A/S

Erik Sørensen

President & CEO

For further information please contact José A. Moreno, Director Investor Relations and M&A, phone +45 45 74 74 74.

Related infor



Intera report Read it


IR

Finans på dar For at l nyhede her

SMS and e-mail sub: Subscribe to Chr Hans mail or SMS...

Order publications Click here to order our publications...



Webca View th Group's six mo 2003/0

effect of falling exchange rates

Hørsholm, January 28, 2004

CHR. HANSEN HOLDING A/S

Erik Sørensen

President & CEO

Three month report (Q1) 2003/04

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com Chr. Hansen wo

CHR HANSEN

Group

Announcement No. 11 in 2003/04
January 28, 2004

THREE MONTH REPORT (Q1) 2003/04 FOR THE CHR. HANSEN GROUP

For the period September 1, 2003 - November 30, 2003 - unaudited

Chr. Hansen – Food Ingredients

- Revenue increased by 3% in local currencies. Overall, exchange rates fell by 7%, and in DKK-terms revenue amounted to DKK 836 million compared to DKK 867 million last year
- The EBITA margin was 12.7% against 14.5% last year. EBITA amounted to DKK 106 million against DKK 126 million last year
- For the 2003/04 financial year, the forecast is retained at 5% organic growth. Assuming that exchange rates remain at the current level (including an exchange rate of USD 1 = DKK 5.90) which is 7-8% lower than in 2002/03, revenue is forecast at DKK 3.3 billion and EBITA at approximately DKK 410 million. The adjustment of forecasts is solely due to the effect of falling exchange rates

ALK-Abelló – Allergy Vaccines

- Revenue increased by 1% in local currencies. Overall, exchanges rates fell by 3%, and in DKK-terms revenue amounted to DKK 314 million compared to DKK 320 million last year
- EBITA for the core business was DKK 84 million against DKK 81 million in 2002/03
- Pipeline costs amounted to DKK 53 million against DKK 46 million in 2002/03
- Proof of concept has been established for the tablet-based vaccine against grass pollen allergy. Final results will be presented at an international allergy conference in April 2004
- Rights to the tablet-based vaccine against grass pollen allergy were reacquired from Schering-Plough
- For the 2003/04 financial year, the forecast of organic growth in the core business is retained at 3%. The forecast of EBITA is retained at a loss of approximately DKK 100 million

Chr. Hansen Group

- Revenue increased by 3% in local currencies and amounted to DKK 1,150 million against DKK 1,187 million last year
- Profit from ordinary activities before tax was DKK 90 million against DKK 109 million in 2002/03
- Net profit for the period attributable to Chr. Hansen Holding A/S was DKK 43 million against DKK 46 million in 2002/03
- For the 2003/04 financial year, profit from ordinary activities before tax is forecast at DKK 115-145 million against the previous forecast of DKK 140-170 million, assuming that exchange rates remain at the current level. The adjustment of forecasts is solely due to the effect of falling exchange rates

Operating and financial review
for the three months to November 30, 2003
Chr. Hansen – Ingredients Sector

Income statement, September 1 – November 30

DKKm	03/04	%	02/03	%
Revenue	**836**	*100*	867	*100*
Cost of sales	**(499)**	*60*	(518)	*60*
Gross profit	**337**	*40*	349	*40*
Research and development costs	**(58)**	*7*	(57)	*7*
Sales, marketing and administrative expenses	**(173)**	*21*	(166)	*19*
Operating profit before amortization of goodwill (EBITA)	**106**	*13*	126	*14*
Amortization of goodwill	**(16)**	*2*	(17)	*2*
Operating profit (EBIT)	**90**	*11*	109	*12*

Depreciation and goodwill amortization charged to the income statement	**59**	*7*	60	*7*
Operating profit before depreciation and amortization (EBITDA)	**149**	*18*	169	*19*

Revenue

DKKm	03/04	02/03
North America	**300**	335
Europe, South America & Asia	**536**	532
Ingredients	**836**	867

Revenue. Organic sales growth for the period was 3%, composed of 2% in Europe, South America and Asia/Pacific/Middle East and 7% in North America.

As exchange rates, especially of USD-related currencies, fell by a combined 7%, revenue fell to DKK 836 million from DKK 867 million in 2002/03.

For cultures, the significant improvement in organic growth continued, partly driven by developments in the dairy industry.



Geografical distribution - Organic growth per quarter
%
15
10
5
0
-5
-10
-15
Q1 00/01
Q2 00/01
Q3 00/01
Q4 00/01
Q1 01/02
Q2 01/02
Q3 01/02
Q4 01/02
Q1 02/03
Q2 02/03
Q3 02/03
Q4 02/03
Q1 03/04
Europe, South America & Asia
North America
Global

Europe
Revenue in Europe increased to DKK 404 million in Q1 from DKK 400 million last year. Organic growth was 3%, while falling exchange rates reduced revenue by 2%.

Performance in the region continued to be characterized by satisfactory growth rates in Russia, France, Spain and Italy. Sales in Poland and Germany were lower than expected owing to recession.

Sales of cultures and Human Health products continued to show very good growth, and sales of colours and flavours also increased.

North America
Revenue in North America showed a satisfactory 7% growth in local-currency terms. However, owing to a total fall in the US-dollar exchange rate of 16%, revenue fell in DKK-terms to DKK 300 million from DKK 335 million last year.

Sales of cultures for the dairy industry continued the positive trend, resulting in rising market shares.

Within colours, revenue remained at the same level as last year due to a sharp increase in competition. Sales of Animal Health products were unsatisfactory owing to unfavourable market conditions for the US agricultural sector.

Sales of flavour solutions for the meat industry continued to grow, and sales of Human Health products also showed satisfactory performance. During the period, the new plant in Stoughton, WI, for the production of excipients for the pharmaceutical industry was validated, involving approximately DKK 6 million in validation and running-in costs. The plant is now ready to take over production from the old plant in Vineland, NJ, which was sold as of October 1, 2003.

South America
Revenue in South America fell by 7% from DKK 58 million to DKK 54 million, corresponding to negative organic growth of 6%.

The major economic problems in Brazil and Argentina continued to affect sales in the region. This reduced buying power and consequently had an adverse impact on the production of industrially produced food products.

In this difficult situation, the main focus has been on securing profitability rather than revenue, which was achieved with some success. However, performance in South America fell short of expectations.

Asia/Pacific/Middle East
Revenue increased by 5% from DKK 74 million to DKK 78 million. Organic growth was 3%, while exchange rates increased revenue by 2%.

Sales of rennet, cultures and natural colours continued to increase in almost all markets in the region. In particular, performance in Australia, New Zealand and China was satisfactory, while sales in Korea and Japan were lower than last year.

With a view to further strengthening Chr. Hansen's position in the region, sales offices and application centers were established in Beijing, China, and Mumbai, India, in Q1, and the regional office in Kuala Lumpur, Malaysia, was further strengthened during the period.

Gross profit fell to DKK 337 million from DKK 349 million due to lower revenue in DKK-terms. The gross margin fell marginally by 0.3 p.p. to 40.0% as a result of the above mentioned costs incurred for the validation of the Stoughton plant.

Capacity costs increased by 4% to DKK 231 million from DKK 223 million. R&D costs remained at a high level and amounted to 6.9% of revenue.

Operating profit before amortization of goodwill (EBITA) was DKK 106 million against DKK 126 million last year. Despite the unchanged gross margin, the EBITA margin fell from 14.5% to 12.7% as a result of lower revenue in DKK-terms and increased capacity costs, such as forward-looking investments in research and development and in sales and marketing activities.

EBITA

DKKm	**03/04**	02/03
North America	**20**	32
EBITA % of sales	*6.7%*	*9.6%*
Europe, South America & Asia	**86**	94
EBITA % of sales	*16.0%*	*17.7%*
Ingredients	**106**	126
EBITA % of sales	*12.7%*	*14.5%*

The DKK 12 million fall in EBITA in North America was caused partly by the weaker US-dollar, partly by the above-mentioned validation and running-in costs for the Stoughton plant.

Amortization of goodwill was down DKK 1 million to DKK 16 million as a result of falling exchange rates.

Operating profit (EBIT) was DKK 90 million against DKK 109 million last year.

Balance sheet
The invested capital fell by DKK 73 million from DKK 3,197 million at the end of the 2002/03 financial year to DKK 3,124 million at the end of Q1 2003/04.

The free sector cash flow before financial items was an inflow of DKK 31 million against an inflow of DKK 162 million in 2002/03. The free sector cash flow was adversely affected by larger inventories of certain seasonal raw materials and by lower trade payables.

Sector cash flow before financial items

DKKm	03/04	02/03
Operating profit	**90**	109
Depreciation, amortization and impairment	**59**	60
Change in working capital, adjustments etc.	**(76)**	41
Sector cash flow from operating activities	**73**	210
Gross investments*)	**(42)**	(48)
Free cash flow before financial items	**31**	162

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Events after the end of the period

In connection with the international dairy group Parmalat's recent financial collapse, it should be noted that our receivables from Parmalat companies across the world total approximately DKK 3 million as of today. No write-down has been charged to the income statement for the period in this connection.

November – the last month of Q1 – is usually an average month in terms of sales, followed by lower sales in December. Contrary to expectation, the opposite was seen this year, and organic growth was 7% for the first four months of the financial year.

Outlook for 2003/04

The target for the 2003/04 financial year is retained at 5% organic sales growth, and revenue is forecast at DKK 3.3 billion against revenue of DKK 3.4 billion last year, assuming that exchange rates remain at the current level (including an exchange rate of USD 1 = DKK 5.90), which is 7-8% lower than the level of exchange rates in 2002/03.

EBITA is forecast at approximately DKK 410 million against DKK 435 million last year.

At the time of the announcement of the 2002/03 financial results on November 18, 2003, revenue and EBITA were forecast to be at the same level as in 2002/03. The adjustment made to the current forecast is solely due to the effect of falling exchange rates.

The results remain sensitive to exchange rate fluctuations, and a 1% change in the average exchange rate would, everything else being equal, change EBITA by approximately 2%.

Operating and financial review
for the three months to November 30, 2003
ALK-Abelló – Allergy Sector

Income statement, September 1 - November 30

DKKm	03/04	%	02/03	%
Revenue	**314**	*100*	320	*100*
Cost of sales	**(106)**	*34*	(113)	*35*
Gross profit	**208**	*66*	207	*65*
Research and development costs	**(64)**	*20*	(69)	*22*
Sales, marketing and administrative expenses	**(113)**	*36*	(103)	*32*
Operating profit before amortization of goodwill (EBITA)	**31**	*10*	35	*11*
Amortization of goodwill	**(1)**	*0*	(1)	*0*
Operating profit (EBIT)	**30**	*10*	34	*11*

Depreciation and goodwill amortization	**12**	*4*	11	*3*
	42	*14*	45	*14*

Study of tablet against grass pollen allergy
ALK-Abelló has published the preliminary conclusions on the world's largest study of allergy vaccination to date – a Phase IIb-III clinical study of ALK-Abelló's tablet-based vaccine against grass pollen allergy.

The study established clinical proof of concept demonstrating dose-dependant results. Specifically in the high-dose treated patients who began treatment eight weeks prior to the season, the grass allergy tablet achieved statistically significant reductions in both allergy symptoms and in the use of traditional symptom relieving allergy medication in the range of 20-30%.

Furthermore, the study confirmed that pre-seasonal treatment and specific allergy diagnosis are important for achieving optimal benefits. The treatment was well tolerated with no reported serious adverse events and confirmed the safety conclusions drawn from earlier Phase I-IIa studies.

The final conclusions will be presented at the Symposium of Specific Allergy (SOSA 2004) in London on April 22-24, 2004.

As earlier reported, Schering-Plough decided not to exercise its option. As a result, ALK-Abelló acquired, at no cost, the full and exclusive worldwide rights to all non injectable allergy products in ALK-Abelló's pipeline including all data from the Phase IIb-III study of the tablet against grass pollen allergy.

The future strategy for ALK-Abelló will be presented in the six month report (Q2) 2003/04, which will be published on April 29, 2004.

Launch of new SLIT product in central and southern Europe
On November 3, 2003, ALK-Abelló launched its new product line SLIT One (**s**ub**l**ingual **i**mmuno**t**herapy) in the 'named patient' markets in central and southern Europe.

SLIT One differs markedly from both ALK-Abelló's and its competitors' earlier SLIT products by using convenient blisters instead of dropping bottles and by offering an improved and more user-friendly updosing program.

The launch of SLIT One is an important measure in ALK-Abelló's strategy of winning market shares on the growing market for non-registered sublingual immunotherapy. The first market reports indicate that the new product line has been well received by both doctors and patients.

Price situation in Germany
The German parliament has decided to increase the mandatory discount that was introduced on January 1, 2003 from 6% to 16% of the selling price as of January 1, 2004.

***In vitro* diagnostics**
ALK-Abelló collaborates with Bayer Diagnostics on the introduction of *in vitro* allergy tests on Bayer's Advia Centaur Immunoassay System. ALK-Abelló has now completed the development of by far the greater part of the overall allergy test portfolio, which will be marketed globally by Bayer Diagnostics supported by ALK-Abelló.

The introduction of the new *in vitro* product line progresses as planed. The phasing out of the former Magic Lite product line has now been completed, and sales were stopped as of December 1, 2003.

Revenue
Organic sales growth was 1%, and revenue amounted to DKK 314 million against DKK 320 million last year. Exchange rates reduced revenue by 2%.

In Germany, revenue dropped 4% as a result of the introduction of the above-mentioned mandatory discount, which reduced revenue by 6%, and as a result of a fall in sales of initial treatments, which was only partially offset by an increase in sales of maintenance treatments.

Revenue in the Northern European region increased by 8% as a result of an increase in sales of maintenance treatments and an increase in sales of the Epipen (Epinephrine allergy emergency treatment).

In the Southern European region, revenue increased by 3% as a result of increased sales of allergy vaccines.

Revenue in the USA fell by DKK 9 million, primarily owing to the weaker US-dollar.

Organic growth in sales of allergy vaccines was 2%.

Gross profit for the period was DKK 208 million, the same as last year's level. The gross margin increased from 65% to 66%.

Capacity costs amounted to DKK 177 million, which was at the 2002/03 level (before offset of DKK 7.5 million of income from Schering-Plough, recognized in the income statement in Q1 2002/03).

Operating profit before amortization of goodwill (EBITA) was DKK 31 million against DKK 35 million last year.

EBITA for the core business was DKK 84 million against DKK 81 million last year.

EBITA

DKKm	**03/04**	02/03
Core Business	**84**	81
EBITA % of sales	*26.8%*	*25.3%*
Pipeline	**(53)**	(46)
Allergy	**31**	35

Pipeline costs increased from DKK 46 million to DKK 53 million. Income of DKK 7.5 million from Schering-Plough was offset against pipeline costs for 2002/03; adjusted for this income, pipeline costs were at the same level as last year.

The pipeline costs primarily include R&D costs and certain other pipeline-related capacity costs.

Amortization of goodwill amounted to DKK 1 million.

Operating profit (EBIT) was DKK 30 million against DKK 34 million last year.

The free sector cash flow before financial items fell by DKK 35 million against last year to an inflow of DKK 26 million from an inflow of DKK 61 million in 2002/03.

DKKm	**03/04**	02/03
Operating profit	**30**	34
Depreciation, amortization and impairment	**12**	11
Change in working capital, adjustments etc.	**5**	34
Sector cash flow from operating activities	**47**	79
Gross investments*)	**(21)**	(18)

Gross investments totalled DKK 21 million against DKK 18 million last year.

Events after the end of the period
November - the last month of the first quarter - is usually an average month in terms of sales followed by lower sales in December. Contrary to expectation, the opposite was seen this year, and organic growth was 6% for the first four months of the financial year.

Outlook for 2003/04

For the 2003/04 financial year, organic growth in **core business** revenue is forecast at approximately 3% after recognition of the effect of the above-mentioned increase in the mandatory discount in Germany, which will reduce revenue by 2%.

The forecast of EBITA for the **core business** is retained at the same level as in 2002/03, that is approximately DKK 120 million.

The **pipeline costs** are also expected to remain at the 2002/03 level, that is approximately DKK 220 million, which included payments from Schering-Plough of DKK 37 million.

As a result, the forecast of EBITA for ALK-Abelló is retained at a loss of approximately DKK 100 million, which is in line with the earlier reported forecast.

Operating and financial review for the three months to November 30, 2003 Chr. Hansen Group

Accounting policies
The accounting policies are unchanged from the annual report for 2002/03.

Income statement
The operating profit has been reviewed above for each segment.

Operating profit (EBIT)

DKKm	
Chr. Hansen	90
ALK-Abelló	30
Holding/eliminations	2
Chr. Hansen Group	122

Net financial expenses totalled DKK 32 million compared to DKK 33 million last year.

Profit from ordinary activities before tax amounted to DKK 90 million compared to DKK 109 million last year.

Tax calculated on the profit from ordinary activities for the period was DKK 34 million, equivalent to 38% of profit from ordinary activities before tax compared to 45% last year. The reason for the continuing relatively high tax rate is that a significant part of goodwill amortization is not tax deductible, and that a relatively large proportion of the Group's earnings derives from countries with a high tax rate.

The Chr. Hansen Group's net profit including minority interests was DKK 56 million compared to DKK 60 million last year, and net profit attributable to Chr. Hansen Holding A/S was DKK 43 million compared to DKK 46 million last year.

Earnings per share (EPS) amounted to DKK 4.2, compared to DKK 4.5 last year.

Balance sheet
The invested capital fell by DKK 101 million from DKK 4,170 million at the end of 2002/03 to DKK 4,069 million at the end of Q1 2003/04.

Equity stood at DKK 1,904 million, equivalent to 36% of total assets.

Net interest-bearing debt was reduced by DKK 87 million from DKK 2,297 million at the end of 2002/03 to DKK 2,210 million at the end of Q1 2003/04.

The movements in equity are shown in the table below:

DKKm	
Net profit for the period	43
Dividend	0
Exchange rate adjustments	(49)
Hedges of future transactions	(1)
Total decrease in equity	(7)

Cash flow

DKKm	**03/04**	02/03
Operating profit	**122**	142
Depreciation, amortization and impairment	**75**	75
Change in working capital, adjustments, etc.	**(78)**	51
Interests and tax paid	**(48)**	(62)
Cash flow from operating activities	**71**	206
Investments	**(46)**	(65)
Free cash flow	**25**	141

Investments

DKKm	**03/04**	02/03
Gross investments in:		
Chr. Hansen	**42**	48
ALK-Abelló	**21**	18
Gross investments, total	**63**	66
Disposals, etc.	**(17)**	(1)
Investments	**46**	65

Events after the end of the financial year
No other significant events have taken place after the end of the period than those mentioned under each sector.

The Chr. Hansen Group's outlook for 2003/04

Assumptions. Interest rates and exchange rates prevailing at the current levels, including an exchange rate of USD 1 = DKK 5.90.

Revenue is forecast at approximately DKK 4.3 billion, equivalent to an organic growth rate of approximately 4-5%.

Profit from ordinary activities before tax. The EBITA forecasts are commented on under each sector. EBIT for the Group (operating profit before interest and tax) is forecast at DKK 225-265 million. The forecast of Group profit from ordinary activities before tax is now DKK 115-145 million against DKK 139 million in 2002/03 and against the forecast of DKK 140-170 million reported in the announcement of the 2002/03 financial results. The adjustment is solely due to falling exchange rates.

Financial calendar

April 29, 2004	Six month report 2003/04
July 5, 2004	Nine month report 2003/04
Week 47, 2004	2003/04 financial results

An analyst meeting will be held today at 15:00 p.m. at the corporate headquarters in Hørsholm.

The meeting will be web cast in English at www.chr-hansen.com.

Forward-looking statements
This report contains forward-looking statements, including forecasts of future revenue and operating profit. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause actual developments and results to differ materially from the expectations contained in this report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

This report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes, and in case of any discrepancy the Danish wording shall be applicable.

Hørsholm, January 28, 2004
CHR. HANSEN HOLDING A/S

Jørgen Worning
Chairman

Erik Sørensen
President and CEO

KEY FIGURES
FOR THE CHR. HANSEN GROUP

DKKm	**Fully diluted key figures 2003/04**	**Q1 2003/04**	Q1 2002/03	Aug 31, 2003
Income statement				
Revenue		**1,150**	1,187	
Operating profit before amortization of goodwill (EBITA)		**139**	160	
Operating profit (EBIT)		**122**	142	
Net financial items		**(32)**	(33)	
Profit from ordinary activities before tax		**90**	109	
Net profit for the period		**43**	46	
Operating profit before depreciation and amortization (EBITDA)		**197**	217	
Average number of employees		**3,631**	3,489	
Balance sheet				
Total assets		**5,255**	5,445	5,236
Invested capital		**4,069**	4,182	4,170
Net interest-bearing debt		**2,210**	2,163	2,297
Equity	**1,920**	**1,904**	2,006	1,911
Cash flow and investments				
Depreciation and amortization		**75**	75	
of which amortization of goodwill		***17***	*18*	
Cash flow from operating activities		**71**	206	
Cash flow from investing activities		**(46)**	(65)	
Free cash flow		**25**	141	
Information on shares				
Dividend pay-out ratio				20
Share capital		**101**	101	101
Shares in thousands of DKK 10 each	**10,258**	**10,128**	10,128	10,128
Key figures				
Operating margin before amortization of goodwill (EBITA)		**12.0**	13.5	7.8
Operating margin (EBIT)		**10.6**	12.0	6.2
Equity ratio	**36.5**	**36.2**	36.8	36.5
Earnings per share before amortization of goodwill (EPSAA) - DKK	**5.7**	**5.8**	6.3	11.5
Earnings per share (EPS) - DKK	**4.1**	**4.2**	4.5	4.9
Cash flow per share (CFPS) - DKK	**5.7**	**5.8**	19.0	23.8
Share price/Net asset value	**187.2**	**188.0**	198.1	188.7
Growth				
Revenue		**1,150**	1,187	
Growth in %		***(3)***	*(5)*	
The growth is composed as follows:				
Organic growth		**3**	3	
Exchange differences		**(6)**	(7)	
Acquisitions		**-**	-	

Definitions: see page 18

Income Statement, September 1 - November 30

Note	DKKm	Chr. Hansen Group 2003/04	2002/03
1	**Revenue**	**1,150**	1,187
	Cost of sales	**601**	628
	Gross profit	**549**	559
	Research and development costs	**117**	121
	Sales and marketing expenses	**188**	184
	Administrative expenses	**103**	116
	Other operating income	**1**	23
	Other operating expenses	**3**	1
	Operating profit before amortization of goodwill	**139**	160
	Amortization of goodwill	**17**	18
	Operating profit	**122**	142
	Interest income and other financial income	**1**	3
	Interest expenses and other financial expenses	**33**	36
	Profit from ordinary activities before tax	**90**	109
	Tax on profit from ordinary activities	**34**	49
	Profit from ordinary activities after tax	**56**	60
	Minority shareholders' share of the profit of subsidiaries	**13**	14
	Net profit for the period	**43**	46
	Earnings per share (EPS) - DKK	**4.2**	4.5

BALANCE SHEET AT NOVEMBER 30

	Chr. Hansen Group		
DKKm	**Nov 30, 2003**	Aug 31, 2003	Nov 30, 2002
Fixed assets			
Intangible assets			
Goodwill	**949**	1,000	1,094
Other intangible assets	**210**	216	236
	1,159	1,216	1,330
Property, plant and equipment			
Land and buildings	**1,103**	1,126	1,138
Plant and machinery	**567**	589	596
Other fixtures and equipment	**152**	148	145
Property, plant and equipment in progress	**147**	156	122
	1,969	2,019	2,001
Long-term financial assets			
Investments in subsidiaries			
Receivables from subsidiaries			
Investments in associates	**-**	-	3
Securities and receivables	**10**	10	14
Deferred tax assets	**88**	85	43
	98	95	60
Total fixed assets	**3,226**	3,330	3,391
Current assets			
Inventories			
Raw materials and consumables	**224**	229	255
Work in progress	**231**	215	224
Manufactured goods and goods for resale	**474**	494	466
	929	938	945
Receivables			
Trade receivables	**683**	672	686
Income tax receivables	**29**	17	25
Other receivables	**91**	80	109
Prepayments	**45**	24	53
	848	793	873
Cash and cash equivalents	**252**	175	236
Total currents assets	**2,029**	1,906	2,054
Total assets	**5,255**	5,236	5,445

BALANCE SHEET AT NOVEMBER 30

	Chr. Hansen Group		
DKKm	**Nov 30, 2003**	Aug 31, 2003	Nov 30, 2002
Equity			
Share capital	**101**	101	101
Hedges of future transactions	**(2)**	(1)	2
Other reserves	**1,785**	1,791	1,883
Proposed dividend	**20**	20	20
Total equity	**1,904**	1,911	2,006
Minority interests	**52**	40	55
Provisions			
Pensions and similar liabilities	**68**	74	66
Deferred tax	**42**	47	60
Other provisions	**66**	63	18
Total provisions	**176**	184	144
Debt			
Long-term debt			
Mortgage debt	**363**	364	383
Bank loans and financial loans	**1,508**	1,218	1,514
Other payables	**1**	1	1
	1,872	1,583	1,898
Short-term debt			
Mortgage debt and other long-term debt	**44**	44	69
Bank loans and financial loans	**558**	856	445
Trade payables	**248**	264	299
Income taxes	**61**	28	157
Other payables	**274**	278	302
Deferred income	**66**	48	70
	1,251	1,518	1,342
Total debt	**3,123**	3,101	3,240
Total equity and liabilities	**5,255**	5,236	5,445

CASH FLOW STATEMENT, SEPTEMBER 1 TO NOVEMBER 30

		Chr. Hansen Group	
DKKm	Note	**2003/04**	2002/03
Operating profit		**122**	142
Adjustments	A	**74**	71
Change in working capital	B	**(77)**	55
Interest income and other financial income received		**1**	3
Interest expenses and other financial expenses paid		**(28)**	(35)
Income taxes paid		**(21)**	(30)
Cash flow from operating activities		**71**	206
Additions - intangible assets		**(6)**	(1)
Additions - property, plant and equipment		**(57)**	(63)
Sale of property, plant and equipment		**17**	1
Change in other long-term financial assets		**-**	(2)
Cash flow from investing activities		**(46)**	(65)
Free cash flow		**25**	141
Change in financial liabilities		**52**	(129)
Cash flow from financing activities		**52**	(129)
Net cash flow for the period		**77**	12
Cash and cash equivalents at beginning of period		**175**	223
Unrealized gain/(loss) on foreign currency carried as cash and cash equivalents		**-**	1
Net cash flow for the period		**77**	12
Cash and cash equivalents at end of period		**252**	236

A Adjustments		
Depreciation and amortization	**75**	75
Change in provisions	**(1)**	(4)
Total	**74**	71
B Change in working capital		
Inventories	**(20)**	15
Receivables	**(64)**	49
Trade payables	**(11)**	39
Other payables	**18**	(48)
Total	**(77)**	55

The cash flow statement has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet.

NOTES TO THE INCOME STATEMENT

	Chr. Hansen Group	
DKKm	**2003/04**	2002/03
1 Revenue		
Geographical segments		
Denmark	**21**	22
Europe (excl. Denmark)	**657**	655
North America	**320**	361
Other markets	**152**	149
Total	**1,150**	1,187
Sectors		
Ingredients Sector	**836**	867
Allergy Sector	**314**	320
Total	**1,150**	1,187

The geographical segment information above is based on customer location.

EQUITY

DKKm	Chr. Hansen Group Nov 30, 2003	Aug 31, 2003	Nov 30, 2002
2 Share capital			
Share capital at beginning of period	**101**	101	101
Share capital at end of period	**101**	101	101

Chr. Hansen Holding A/S holds 14,118 treasury shares

3 Equity

Change in equity for the period:

DKKm	Nov 30, 2003	Aug 31, 2003	Nov 30, 2002
Equity at beginning of period	**1,911**	1,977	1,977
Dividend paid	**-**	(20)	-
Net profit for the period	**43**	9	46
Foreign currency translation adjustments in foreign subsidiaries	**(49)**	(55)	(17)
Hedges of future transactions	**(1)**	-	-
Equity at end of period	**1,904**	1,911	2,006

SUPPLEMENTARY NOTES

Chr. Hansen Group

DKKm	Ingredients 2003/04	Ingredients 2002/03	Allergy 2003/04	Allergy 2002/03	Holding/-eliminations 2003/04	Holding/-eliminations 2002/03	Chr. Hansen Group 2003/04	Chr. Hansen Group 2002/03
INCOME STATEMENT								
Revenue	**836**	867	**314**	320	**-**	-	**1,150**	1,187
Cost of sales	**(499)**	(518)	**(106)**	(113)	**4**	3	**(601)**	(628)
Gross profit	**337**	349	**208**	207	**4**	3	**549**	559
Research and development costs	**(58)**	(57)	**(64)**	(69)	**5**	5	**(117)**	(121)
Capacity costs, etc.	**(173)**	(166)	**(113)**	(103)	**(7)**	(9)	**(293)**	(278)
Operating profit/(loss) before amortization of goodwill (EBITA)	**106**	126	**31**	35	**2**	(1)	**139**	160
Amortization of goodwill	**(16)**	(17)	**(1)**	(1)	**-**	-	**(17)**	(18)
Operating profit/(loss) (EBIT)	**90**	109	**30**	34	**2**	(1)	**122**	142
Profit/(loss) from ordinary activities before tax	**71**	90	**24**	27	**(5)**	(8)	**90**	109
BALANCE SHEET								
Intangible assets	**1,040**	1,191	**119**	139	**-**	-	**1,159**	1,330
Property, plant and equipment	**1,325**	1,371	**256**	230	**388**	400	**1,969**	2,001
Long-term financial assets	**38**	32	**60**	23	**-**	5	**98**	60
Total fixed assets	**2,403**	2,594	**435**	392	**388**	405	**3,226**	3,391
Inventories	**654**	650	**275**	295	**-**	-	**929**	945
Receivables	**648**	625	**177**	232	**23**	16	**848**	873
Cash and cash equivalents	**80**	103	**172**	132	**-**	1	**252**	236
Total current assets	**1,382**	1,378	**624**	659	**23**	17	**2,029**	2,054
Total assets	**3,785**	3,972	**1,059**	1,051	**411**	422	**5,255**	5,445
Equity	**1,953**	2,002	**(183)**	65	**134**	(61)	**1,904**	2,006
Minority interests	**15**	16	**37**	39	**-**	-	**52**	55
Provisions	**55**	64	**46**	41	**75**	39	**176**	144
Long-term debt	**1,014**	1,009	**81**	97	**777**	792	**1,872**	1,898
Short-term debt	**748**	881	**1,078**	809	**(575)**	(348)	**1,251**	1,342
Total debt	**1,762**	1,890	**1,159**	906	**202**	444	**3,123**	3,240
Total equity and liabilities	**3,785**	3,972	**1,059**	1,051	**411**	422	**5,255**	5,445
INVESTMENTS								
Invested capital	**3,190**	3,164	**551**	634	**328**	384	**4,069**	4,182
Investments in fixed assets	**25**	45	**21**	12	**-**	8	**46**	65

GEOGRAPHICAL SEGMENTS*	Fixed assets 2004	Fixed assets 2003	Current assets 2004	Current assets 2003	Total assets 2004	Total assets 2003	Investments in fixed assets 2004	Investments in fixed assets 2003
Denmark	**2,007**	1,827	**923**	441	**2,930**	2,268	**15**	24
Europe (excl. Denmark)	**484**	545	**562**	943	**1,046**	1,488	**22**	29
North America	**669**	966	**373**	515	**1,042**	1,481	**4**	10
Other markets	**66**	53	**171**	155	**237**	208	**5**	2
Total	**3,226**	3,391	**2,029**	2,054	**5,255**	5,445	**46**	65

The geographical segment information above is based on location of assets.

*) Revenue is stated in note 1

Definitions

Invested capital	*Intangible assets, property, plant and equipment, inventories and receivables excluding provisions (deferred tax excluded), trade payables, other payables and minorities*
Operating margin before amortization of goodwill (EBITA)	*Operating profit before amortization of goodwill x 100/Revenue*
Operating margin (EBIT)	*Operating profit x 100/Revenue*
Earnings per share before amortization of goodwill (EPSAA)	*Net profit/(loss) for the period excluding extraordinary expenses and excluding amortization of goodwill/ Average number of shares*
Earnings per share (EPS)	*Net profit/(loss) for the period excluding extraordinary expenses/Average number of shares*
Cash flow per share (CFPS)	*Cash flow from operating activities excluding minority shareholders' share/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Net asset value per share	*Equity at period-end/Number of shares at period-end*

EPS, CFPS, PE and fully diluted key figures are calculated in accordance with "Recommendations and Ratios 1997" issued by the Danish Association of Financial Analysts.

For the calculation of fully diluted key figures, the effect of warrants issued as at November 30, 2003, has been included in equity and the number of shares, respectively.


Dedicated to Value Creation
CHR HAN
Co

ALK-Abelló achieves registration in China of subcutaneous allergy vaccine against house dust mite allergy

15-03-2004

The Chinese health authorities have approved a registration application for ALK-Abelló's subcutaneous vaccine against house dust mite allergy, Alutard® SQ *house dust mite*. The approval makes it possible for ALK-Abelló to offer the vaccine on the Chinese market.

The registration is based on a clinical trial of Alutard® SQ *house dust mite* carried out by Chinese pulmonologists in cooperation with ALK-Abelló. The clinical trial was designed as a multi-centre, double-blind and placebo-controlled study assessing safety and efficacy of the vaccine in the treatment of mild to moderate allergic asthma caused by house dust mite allergy. The trial took place over a period of one year, comprising 132 patients treated at allergy clinics at hospitals in Guangzhou, Shenyang and Suzhou.

The clinical trial documents that patients with allergic asthma caused by house dust mite allergy, who are treated with Alutard® SQ, experience significantly fewer allergic symptoms and need less traditional symptom-relieving medication compared to the control group (placebo).

Even though the trial only focused on the immediate effect already achieved within the first year of the 3-5 year treatment program, the treatment with Alutard® SQ induced a reduction in symptoms and use of medication of 42% and 36%, respectively, compared to placebo.

The treatment was well-tolerated without serious adverse events, confirming the safety profile already known. Hence the main conclusion of the clinical trial is that Alutard® SQ *house dust mite* is an efficacious and well-tolerated treatment.

"We are impressed by the efficacy, safety and treatment compliance of the vaccine on Chinese asthmatic patients. Considering the high consumption of traditional asthma drugs, I believe the new treatment can help us give a more cost effective disease management to our patients," said Professor Nanzhan Zhong, president of the Guangzhou Institute of Respiratory Diseases.

Distribution agreement with Vital BioTechGroup

In connection with the registration of the vaccine, ALK-Abelló has entered into a local distribution agreement with Vital BioTech, a company listed on the Hong Kong Stock Exchange and with strong bases in Australia and the PRC. Vital BioTech has a prominent position on the Chinese market for pharmaceutical products.

The treatment will initially be offered to allergy clinics at hospitals in selected large cities.

"House dust mites are believed to be the main reason for allergy in China and I am therefore very pleased that we can now offer Chinese patients vaccination treatment against this type of allergy. At the same time it is our expectation that ALK-Abelló will be able to build up a satisfactory business in China based on these activities," said Jens Bager, President & CEO of ALK-Abelló.

The allergy vaccine Alutard® SQ is registered in several countries where it is marketed in different variants against pollen, house dust mites, animal dander and insect sting allergies.

Related infor



Intera report Read it

IR Finans på dar For at l nyhede her

SMS and e-mail sub: Subscribe to Chr Hans mail or SMS...

Order publications Click here to order our publications...



Webca View th Group': six mo 2003/0

For further information please contact:

Jens Bager, President & CEO, ALK-Abelló A/S, phone (+45) 45 74 74 45.


Dedicated to Value Creation
CHR HAN

ALK-Abelló recommends reduced dose of subcutaneous vaccine against grass pollen allergy

24-03-2004

The allergy vaccine company ALK-Abelló has decided to reduce the recommended maintenance dose of the company's subcutaneous vaccine against grass pollen allergy, Alutard® SQ 225 *Phleum pratense*. The frequency of adverse events related to the vaccine has decreased, but not to a level considered satisfactory by ALK-Abelló.

In the spring of 2003 ALK-Abelló in Denmark received an increasing number of adverse event reports exclusively related to one of the company's allergy vaccines - Alutard® SQ 225 *Phleum pratense*. The allergic reactions in question were known and well-described and could all be treated with conventional allergy medication.

Extensive analyses documented that the vaccine fully complies with the approved specifications applied since 1982. Consequently, the Danish Medicines Agency concluded that the increase in the number of reported adverse events could not be explained with changes in the product.

ALK-Abelló encouraged all GPs and allergy specialists who use the product to pay attention to the adverse events and report them immediately. Furthermore, ALK-Abelló emphasized the treatment guidelines, among other things by revising the summary of product characteristics and package leaflet.

Frequency of adverse events too high
During the fall and winter of 2003/04 ALK-Abelló has registered a decrease in the frequency of adverse event reports compared to the first six months of 2003. However, ALK-Abelló considers the frequency of adverse events related to this vaccine too high compared to ALK-Abelló's other allergy vaccines.

"The adverse events in question are normal for allergy vaccines. They are known to doctors and patients and can be treated with allergy medication. But we still receive more adverse event reports on this specific grass allergy vaccine compared to the many other vaccines against for instance birch pollen or house dust mite allergy. This is the reason why we have chosen to reduce the recommended dose," said ALK-Abelló's President & CEO, Jens Bager.

Even though the vaccine complies with the approved specifications, ALK-Abelló has informed all Danish GPs and allergy specialists that the recommended maintenance dose of Alutard® SQ 225 *Phleum pratense* is reduced from 100,000 to 10,000 SQ-units. In advance ALK-Abelló has coordinated the implementation of the company's decision with the Danish Medicines Agency. The new recommendation will be included in the summary of product characteristics and package leaflet.

The world's largest clinical study of allergy vaccination to date has documented that the lower dose of 10,000 SQ-units has a significant effect and at the same time a considerably lower frequency of adverse events.

Background
Allergy vaccination is a treatment based on controlled doses of natural allergens, which gradually accustoms the patient's immune defence to the substance to which the patient is normally allergic - in this case grass pollen. Allergy vaccination is administered in the form of subcutaneous (under the skin) injections.

Adverse events related to allergy vaccines are transient and expected allergic reactions which are due

Related infor

Intera report Read it

Finans på dar For at l nyhede her

SMS and e-mail sub: Subscribe to Chr Hans mail or SMS...

Order publications Click here to order our publications...

Webca View th Group's six mo 2003/0

to the fact that the patient's immune defence is not yet accustomed to the allergen and still reacts to the substance that the patient cannot tolerate. Typical reactions are urticaria (nettle rash) and/or angioedema (swellings) which can be treated medically with conventional symptom-relieving allergy medication. In rare cases anaphylactic reactions may occur (immediate allergic reactions) which are treated with adrenaline by the doctor.

Alutard® SQ 225 *Phleum pratense* is a subcutaneous allergy vaccine against grass pollen allergy containing natural allergens from one single type of grass - Timothy grass (Phleum pratense). The vaccine is primarily sold in Denmark, Sweden, Norway and Finland.

The reduction of the recommended dose of Alutard® SQ 225 *Phleum pratense* will have no consequences for the development of ALK-Abelló's tablet-based vaccine against grass pollen allergy, as the tablet is administered sublingually (under the tongue) resulting in a milder adverse event profile.

Sales of Alutard® SQ 225 *Phleum pratense* amount to approximately 1% of ALK-Abelló's turnover.

Hørsholm, 24 March 2004
CHR. HANSEN HOLDING A/S

Erik Sørensen
President and CEO

For further information please contact:

Jens Bager, President & CEO, ALK-Abelló A/S, phone +45 45 74 74 45 or José A. Moreno, Director Investor Relations and M&A, phone +45 45 74 74 74.

Release date of six month report (Q2) 2003/04 for the Chr. Hansen Group and meeting of analysts

20-04-2004

The Chr. Hansen Group will release its six month report (Q2) 2003/04 on Thursday 29 April 2004.

The company therefore invites analysts to a meeting with the Management on the same day at 2.00 p.m. at the company headquarters 10 – 12 Bøge Allé in Hørsholm. The meeting will be held in English and webcast live on our website, www.chr-hansen.com.

Please contact IR Coordinator Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com before April 28, if you wish to participate.

Hørsholm, April 20, 2004

CHR. HANSEN HOLDING A/S

Erik Sørensen

President & CEO

For further information please contact José A. Moreno, Director Investor Relations and M&A, phone +45 45 74 74 74.

ALK-Abelló presents significantly positive results of clinical study of tablet against grass pollen allergy

26-04-2004

At the Symposium of Specific Allergy 2004 held in London, ALK-Abelló presented on April 24 the main conclusions of the recently completed clinical study of the company's tablet-based vaccine against grass pollen allergy.

The study established clinical proof of concept demonstrating dose-dependent results. Specifically in the high-dose treated patients who began treatment eight weeks prior to the season, the grass allergy tablet achieved statistically significant reductions in both allergy symptoms and in the use of traditional symptom relieving allergy medication in the range of 20-30%. In addition, the high-dose treated patients also obtained significantly improved quality of life compared to patients treated with placebo. The treatment was well tolerated and suitable for home treatment.

The positive results of the study were obtained in a broadly defined population of allergy patients, comprising both mild and severe allergy cases. The results therefore open a possibility for even more patients to benefit from allergy vaccination in future.

In addition, recently concluded analyses of blood samples obtained from patients in the study document that the tablet-based vaccine against grass pollen allergy induces a significant dose-dependent immunological effect. This is of decisive importance as allergy vaccination targets the immunological cause of the allergy and not only the allergy symptoms. Hence, the blood sample analyses show an effect on the immune system as also seen in the case of the subcutaneous vaccines.

"This study shows good clinical proof of concept and an excellent safety profile. Based on a recent analysis of the literature of sublingual immunotherapy and the results of this study, which employs a tablet-based grass pollen vaccine, the approach represents a very interesting alternative for treating hay fever," said Dr Stephen Durham, professor at the Imperial College, University of London and one of the world's leading allergologists.

The results of the study will be presented in detail in a future scientific publication.

In connection with the release of the six month report (Q2) for the Chr. Hansen Group on April 29, 2004, ALK-Abelló will present an updated strategy for the development of tablet-based allergy vaccines.

Hørsholm, April 25, 2004
CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Jens Bager, President and CEO, ALK-Abelló at +45 45 74 74 45 or José A. Moreno, Director Investor Relations and M&A, Chr. Hansen Holding, at +45 45 74 74 74.